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SEC FILE NUMBER
8-70669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vestfi Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

325 South Biscayne Blvd, Suite 2018
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vestfi Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature: Calvin Persaud]
Notary Public

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the p... a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 1... applicable.*

CALVIN PERSAUD
NOTARY
PUBLIC
STATE OF FLORIDA

FLORIDA JURAT
FS 117.05(13)

State of Florida
County of Palm Beach }

Sworn to (or affirmed) and subscribed before me by means of

☐ Physical Presence,

— OR —

☒ Online Notarization,

this 7th day of February, 2024, by
Day Month Year

Alvaro L. Pereyra.
Name of Person Swearing or Affirming

Calvin Persaud
Signature of Notary Public — State of Florida

Calvin Persaud
Name of Notary Typed, Printed or Stamped

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

Place Notary Seal Stamp Above

☒ Personally Known

☐ Produced Identification

Type of Identification Produced: ______________________

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports - Form X-17A-5 (Part III)

Document Date: ______________ Number of Pages: 2

Signer(s) Other Than Named Above: ______________

Vestfi, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Vestfi, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vestfi, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered losses from operations and negative cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. On January 31, 2024, the Company filed a Broker-Dealer Withdrawal with appropriate regulators. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 11, 2024

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	101,159
Due from clearing broker		125,459
Prepaid expenses and other assets		17,492
TOTAL ASSETS	$	244,110
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	145,000
Total Liabilities		145,000
Stockholder's Equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 100,000 shares issued and outstanding	$	1
Additional paid-in capital		1,723,499
Accumulated deficit		(1,624,390)
Stockholder's Equity		99,110
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	244,110

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Sale of Assets Under Management	$	20,000
Interest income		9,563
Mark to market		(8)
Other income		243
Total Revenues		29,798
Expenses		
Compensation expense		208,075
Technology and data		101,759
Occupancy		6,000
Clearance fees		274,932
Professional fees		128,500
Advertising and marketing		12,000
Regulatory and exchange fees		23,786
Other expenses		6,091
Total Expenses		761,143
Net Loss	$	(731,345)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total
Balance - January 1, 2023	$ 1	$ 1,234,999	$ (893,045)	$ 341,955
Net Loss			(731,345)	(731,345)
Capital contributions		488,500		488,500
Balance - December 31, 2023	$ 1	$ 1,723,499	$ (1,624,390)	$ 99,110

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(731,345)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses and other assets		5,856
Increase in deposit with clearing broker		(347)
Decrease in payables to clearing broker		(10,641)
Increase in accounts payable and accrued expenses		129,260
Decrease in related party payable		(8,500)
Net cash used in operating activities		(615,717)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash from investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		488,500
Net cash provided by financing activities		488,500
NET DECREASE IN CASH		(127,217)
CASH :		
Cash - January 1, 2023		228,376
Cash - December 31, 2023	$	101,159
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		0
Interest paid		0

Noncash investing and financing activities:

$8,500 non-cash capital contributons was forgiveness of relarted party payable by an affiliate owned by the Parent

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vestfi Inc. (the "Company") was organized in the State of Delaware on February 1, 2021. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on June 23, 2021.

The Company is a wholly owned subsidiary of Vest, Inc. ("Parent").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with a Vest Studio, Inc. (the "Affiliate"). under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB 842, Leases. The Company records shared expenses monthly as billed. See Note 3.

The Company expenses advertising and marketing as the expenses are incurred. Advertising and marketing expenses amounted to $12,000 for the year ended December 31, 2023, included in the Statement of Operations

Revenue Recognition
The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. The difference between settlement and trade date is immaterial.

Note 2: INCOME TAXES

The Company and its Parent file a consolidated Federal income tax return. The Company calculates Federal income taxes as if the Company filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates. The consolidated tax return for the current year is subject to examination by the Internal Revenue Service.

If the Company were to file on a stand-a-lone basis, at December 31, 2023 the Company would have a NOL carryforward of $1,624,390 with a 100% valuation allowance booked against this.

2021 NOL:	$235,251
2022 NOL:	$657,794
2023 NOL:	$731,345
Total Loss:	$1,624,390
Corporate Tax Rate:	21%
Estimated deferred tax asset	$341,122
100% Allowance	$341,122
	$ -

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2023, these expenses amounted to $102,000. At December 31, 2023 the Company had an intercompany payable to the Affiliate of $0. For the year ended December 31, 2023 the Company sold their Assets Under Management (customer accounts) to a sister company owned by the Parent for $20,000 which is included in the Statement of Operations.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being

Note 4: COMMITMENTS & CONTINGENCIES (continued)

filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of operations or cash flows. As of December 31, 2023, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has had operating losses and negative cash flows from operations over the past year, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment resulted in the Company making a Broker/Dealer Withdrawal (BDW) filing with FINRA and the SEC on January 31, 2024.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $81,618 which was $71,951 in excess of its required net capital of $9,667; and the Company's ratio of aggregate indebtedness ($145,000) to net capital was 1.78 to 1.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. The Company made a Broker/Dealer Withdrawal (BDW) filing with FINRA and the SEC on January 31, 2024.

Note 7: DUE TO/FROM CLEARING BROKER

During the year the Company terminated its clearing agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. As customer accounts are transferred out the Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2023 was $125,228 for the deposit account and $228 for other receivable accounts.

Note 7: DUE TO/FROM CLEARING BROKER (continued)

During the year the Company terminated its clearing agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduced all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirement, the Company, and the Clearing Broker monitor collateral on the customers accounts. The termination fee payable to the Clearing Broker at December 31, 2023 was $140,000 and included in Accrued Expenses on the Statement of Financial Condition.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the period ending December 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit in financial institutions which are financially stable.

.

Note 10: MANAGEMENT'S PLAN FOR CONTINUING OPERATIONS

The Company has operated with recurring losses, related negative operating cash flows and an accumulated deficit. In addition, Company sold their Assets Under Management (customer accounts) during the year in a sale to a sister company owned by the Parent. As a result of these circumstances, the Company made a Broker/Dealer Withdrawal (BDW) filing with FINRA and the SEC on January 31, 2024.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL:		
Stockholder's equity		$ 99,110
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 17,492	
		17,492
Net capital before haircuts on securities positions		81,618
Less: Haircuts on securities		0
NET CAPITAL		$ 81,618
AGGREGATE INDEBTEDNESS		$ 145,000
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 9,667
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 9,667
EXCESS NET CAPITAL ($81,618 - $9,667)		$ 71,951
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 145,000 / $ 81,618	1.78 to 1

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2023

See Report of Independent Registered Public Accounting Firm

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2023

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

See Report of Independent Registered Public Accounting Firm

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Vestfi, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Vestfi, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vestfi, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Vestfi, Inc. stated that Vestfi, Inc. met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Vestfi, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vestfi, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 11, 2024

Assertions Regarding Exemption Provisions

We, as members of management of Vestfi Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the calendar year ending December 31, 2023.

Vestfi Inc.

By:

Alvaro Pereyra, CEO